



Government of Puerto Rico
Department of State

Transaction Date: 11-Jun-2023
Register No: 306419
Order No: 28338840

Amendment to Articles of Incorporation

306419 - CUTTING EDGE SUPERCONDUCTORS, INC.

A resolution was adopted setting forth (a) proposed amendment(s) to the Certificate of Incorporation of said corporation, declaring said amendment(s) to be advisable.

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the following Article(s)

Capital Stock

The number and classes of authorized capital stock of this corporation are as follows:

Class	**Common**
Share Number	**175,000,000**
Par Value	**$0.01**

The denomination, faculties, preferences, and rights of the stock are:

Fixed by the Board of Directors by corporate resolution.

Supporting Documents

Document	Date Issued
Corporate Resolution	09-Jun-2023

STATEMENT UNDER PENALTY OF PERJURY

IN WITNESS WHEREOF, I, Kim, Yong Jihn [Owner] the undersigned, being authorized to file amendment(s) for the corporation, hereby swear that the facts herein stated in this certificate are true, this 11th day of June, 2023.



Government of Puerto Rico
Department of State

Transaction Date: 22-Nov-2011
Register No: 306419
Order No: 369360

Government of Puerto Rico
Department of State

Certificate of Incorporation of a Stock Corporation

Article I - Corporation Name

The name of the Corporation Domestic is: CUTTING EDGE SUPERCONDUCTORS, INC.
Desired term for the corporation's name is: Inc.

Article II - Designated Office and Resident Agent

Its designated office in the Commonwealth of Puerto Rico will be located at:

Street Address **Department of Physics, University of Puerto Rico, Physics Building F-441, Mayaguez, PR, 00681**

Mailing Address **Department of Physics, University of Puerto Rico, Physics Building F-441, Mayaguez, PR, 00681**

The name, street and mailing address of the Resident Agent in charge of said office is:

Name **Kim Ryu, Yong-Jihn**

Street Address **Department of Physics, University of Puerto Rico, Physics Building F-441, Mayaguez, PR, 00681**

Mailing Address **Department of Physics, University of Puerto Rico, Physics Building F-441, Mayaguez, PR, 00681**

Email **yongjihn.kim@upr.edu**

Article III - Nature of Business

This is a For Profit corporation whose nature of business or purpose is as follows:

We would like to register the company to produce superconducting wires for MRI.

Article IV - Capital Stock

The number and classes of authorized capital stock of this corporation are as follows:

Class **Common**

Share Number **10,000**

Par Value **No Par Value**

The denomination, faculties, preferences, and rights of the stock are:

Fixed by the Board of Directors by corporate resolution

Article V - Incorporators

The name, street and mailing address of each Incorporator is as follows:

Name **Kim Ryu, Yong-Jihn**

Street Address	**Department of Physics, University of Puerto Rico, Physics Building F-441, Mayaguez, PR, 00681 (Puerto Rico)**
Mailing Address	**Department of Physics, University of Puerto Rico, Physics Building F-441, Mayaguez, PR, 00681 (Puerto Rico)**
Email	**yongjihn.kim@upr.edu**

Article VI - Directors

If the faculties of the Incorporators will end upon the filing of the Certificate of Incorporation of a Stock Corporation, the names, physical and mailing address of the persons who will act as Directors until the first annual meeting of the members or until their successors replace them are as follows:

Name	**Kim Ryu, Yong-Jihn**
Title	**President**
Street Address	**Department of Physics, University of Puerto Rico, Physics Building F-441, Mayaguez, PR, 00681 (Puerto Rico)**
Mailing Address	**Department of Physics, University of Puerto Rico, Physics Building F-441, Mayaguez, PR, 00681 (Puerto Rico)**
Email	**yongjihn.kim@upr.edu**

Article VII - Terms of Existence

The term of existence of this corporation will be:

Perpetual

The date from which the corporation will be effective is:

22-nov-2011

STATEMENT UNDER PENALTY OF PERJURY

IN WITNESS WHEREOF, I/We Kim Ryu, Yong-Jihn, the incorporator(s), for the purpose of forming a corporation pursuant to the General Corporation Law of Puerto Rico, hereby swear that the facts herein stated are true. This 22nd of November, 2011.